Exhibit 1.4

Health Plan Shortens Sales Cycle by 50 Percent; Achieves 93 Percent Customer Retention Rate with Pivotal

Sentara improves broker effectiveness, streamlines sales cycle, adds new members and reduces administrative waste with Pivotal Healthcare Insurance

FOR IMMEDIATE RELEASE

Vancouver, BC – January 17, 2006 – Pivotal Corporation, a leading Customer Relationship Management (CRM) solution provider and the CRM division of CDC Software, the enterprise software company of CDC Corporation (NASDAQ: CHINA), today announced that Sentara Health Plans, a leading, Virginia-based health insurance provider is using Pivotal Healthcare Insurance to streamline its sales cycle, add new members and reduce administrative waste. Since deploying the system, Sentara has shortened its sales cycle by 50 percent, increased its quote to sale conversion rate by 18 percent and achieved a 93 percent member retention rate.

Founded in 1984, Sentara Health Plans Inc. located in Virginia Beach, Virginia provides customized health plans to small and large businesses; state and federal municipalities and school systems. Tapping into a network of 2000 local physicians, the organization’s Small Group Business uses a network of more than 200 external brokers to take its insurance products to market throughout Southeastern Virginia and northeastern North Carolina. With rising competition, Sentara set out to grow its customer base through increased new business and higher levels of health plan member retention. The health plan also sought to increase the effectiveness of its broker network, reduce administrative inefficiency and improve internal workflow by reducing the company’s reliance on ageing, error-prone, paper-based administration processes.

According to Joanne Galimi, research director, Gartner, “To deal with an increasingly competitive environment, insurers will need to streamline operations, cut costs, increase agility and enhance customer relationships. Senior executives and IT leaders must identify investments that will support sustainable growth.”

To address these requirements, Sentara deployed Pivotal’s CRM for Healthcare Payers Suite of products including Pivotal Heathcare Front Office to address internal sales, marketing and underwriting and Pivotal Healthcare eBroker to extend automation capabilities to the health plan’s broker network.

Automation in Action – The ROI of a Paperless Sales Process
Using the Pivotal system, Sentara benefits from complete front office data consolidation and, with integration to the company’s rating system, Sentara can manage the entire sales cycle from lead to contract using the same application. By reducing the number of times a Sentara employee or broker has to perform a paper-based, manual administrative task, Sentara has greatly reduced the stapling, rerouting and filing time associated with a paper-based system. Add to this the speed of electronic communication between sales, administration and underwriting and Sentara has reduced the average length of time it takes to turn a quote into a sold group plan by a full 50 percent.

Since deploying the system in Sentara has:

•	Added 5000 new health plan members;

•	Reduced the average sales cycle from 10 days to 5;

•	Increased the number of quotes generated by 30 percent in a single year while converting 18 percent more quotes into completed sales;

•	Freed up 10 percent more time for brokers and salespeople to be out in front of prospects;

•	Achieved a 93 percent member-retention rate

“Deploying Pivotal has helped us get even more competitive in a number of key areas,” said Scott Johnson, IT director, Sentara. “We’re definitely generating more revenue, while at the same time reducing administrative expenses. We have moved back into a membership-growth mode and were able to downsize our account-services department by reducing the paper they have to deal with. And, terms of retention, we’re running at a 93 percent rate, which is 5 percent higher than before the solution was deployed. ”

Extending IT’s Reach – 24/7 Broker Access

Before deploying Pivotal Healthcare eBroker, Sentara’s extended network of brokers were burdened with a laborious, paper-based system for interacting with Sentara and because they relied on Sentara for the latest products and quote processing, they were limited to Sentara’s 8-5 work day. With security-controlled access to Sentara through eBroker, Sentara’s brokers benefit from immediate, 24/7 access to the latest products, as well as the ability to generate their own proposals, insert approved rates, deliver requests for proposal to prospects and oversee the contract process. In addition, by reducing errors and paper-based administration requirements, both Sentara’s salespeople and brokers are now able to spend approximately 10 percent more of their time on the road in front of potential customers.

According to Rick Marquardt, president, CDC Software, “Sentara is widely recognized as a leader in the successful application of information technology in the healthcare insurance industry. While other insurers are only now examining their processes and addressing inefficiencies, Sentara leads the pack with a system that not only makes the organization more efficient and competitive, but also facilitates the integrated healthcare experience government and consumers demand. By taking advantage of the industry-specific orientation of the Pivotal CRM for Healthcare Insurance suite, the company is well-positioned for success in this increasingly-competitive industry.”

1 Gartner, “Client Issues 2005: Insurers Need IT to Survive Competition,” Anne Marie Earley, Doron Cohen, Cynthia E. Burghard, Joanne Galimi, Kimberly Harris-Ferrante, Vincent Olivia, Frank W. Schlier, Janice Young, April 5, 2005.

About Sentara Healthcare

Sentara Healthcare is the premier provider of hospital and healthcare services in Southeastern Virginia and northeastern North Carolina, featuring six hospitals, Level I trauma center, the Sentara Heart Hospital (2006), the first operational eICU system in the nation, Nightingale helicopter ambulance, primary care practices, a 238-member physician group, two integrated cancer centers, ten nursing homes and assisted living communities, three advanced imaging centers with digital same-day reporting, a physical therapy and rehabilitation network, the 325,000-member Optima Health Plan, home care services, Medical Transport fleet and the region’s only comprehensive organ transplant program.

About Pivotal

Pivotal Corporation, a software unit of CDC Corporation (NASDAQ: CHINA), is a leading provider of customer relationship management (CRM) applications to help organizations create superior customer experiences. Pivotal’s CRM applications offer rich functionality, a highly flexible application platform, a full application suite, and best-in-class customization abilities, all with a low total cost of ownership. Pivotal delivers software and services that are designed to produce meaningful increases in revenues, margins, and customer loyalty. More than 1,800 companies around the world have licensed Pivotal, including Farm Credit Services of America, WCI Communities, Premera Blue Cross, Qiagen, ESRI, AvMed Health Plans, Sharp Electronics Corporation, and CMS Cameron McKenna.

Pivotal’s complete CRM software suite includes a powerful application platform and additional capabilities in analytics, mobile CRM, and partner management. For more information about Pivotal Corporation, please visit www.pivotal.com.

About CDC Corporation

CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, mobile applications and online games. As part of its strategic review the company has reorganized into two primary operating business units, CDC Software and China.com Inc.

For more information about CDC Corporation, please visit the website www.cdccorporation.net.

About CDC Software

CDC Software, the software unit of CDC Corporation, offers a broad range of software solutions for mid-sized enterprises. These products are utilized by approximately 4,000 customers worldwide.

For more information about CDC Software, please visit the website www.cdcsoftware.com. .

Forward Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to the ability of Pivotal’s Healthcare Insurance software to streamline its customer’s sales cycle, and reduce administrative waste to maximize its ability too add new members . These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. Factors that could cause actual results to differ materially from those anticipated in the forward looking statements include, the need to develop, integrate and deploy applications to meet customer’s requirements, the possibility of development or deployment difficulties or delays, the dependence on customer satisfaction with Pivotal’s CRM software, continued commitment to the deployment of the solution, and the ability of staff to utilize the information generated with Pivotal CRM. Further information on risks or other factors is detailed in filings or submissions with the United States Securities and Exchange Commission made by our parent, CDC Corporation, including its Annual Report for the year ended December 31, 2004 on Form 20-F filed on June 30, 2005 (and amended on October 11, 2005). All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

Press Contact:

Craig Clark
Pivotal Corporation
604.699.8536
cclark@pivotal.com

© 2005 Pivotal Corporation. All rights reserved. Pivotal is a registered trademark of Pivotal Corporation. All other trade names mentioned are trademarks and/or registered trademarks of their respective owners.